MATERIAL FACT
ITAÚ UNIBANCO HOLDING S.A.	TEMPO PARTICIPAÇÕES S.A.

Itaú Unibanco Holding S.A. (“Itaú Unibanco”), through its controlled company Itaú Seguros S.A. (“Itaú Seguros”), and Tempo Participações S.A. (“Tempo”), announce to the market that on September 24, 2009 they signed a Memorandum of Understanding (“MOU”) with a view to the transfer of the total capital stock of Unibanco Saúde Seguradora S.A. (“Unibanco Saúde”) to Tempo.

As a consequence of this operation, on the date of transfer of the Unibanco Saúde’s shares, Tempo shall pay Itaú Seguros the value of R$55 million.  In the light of the performance of Unibanco Saúde in the following 12 months, Itaú Seguros shall be entitled to an additional payment of up to R$45 million.

It is not envisaged that this operation shall have any material effects on the results for the current fiscal year.

Under this agreement, Tempo, which has already been rendering administrative services, shall begin to underwrite the risk and also undertake the management of Unibanco Saúde’s health insurance portfolio. The entire administration of Unibanco Saúde shall remain under the responsibility of Tempo, it being incumbent on Itaú Seguros to distribute the healthcare products of Unibanco Saúde alone through its insurance broker relationships (broker channel).

The individual health plan operation under the Hospitaú denomination is not included in this transaction.

Unibanco Saúde ranks among the Brazilian market’s leading healthcare insurers with a base of approximately 900 corporate customers through which it covers about 70 thousand insured lives.

Itaú Unibanco is one of the 15 largest financial institutions in the world by market capitalization (about R$138 billion as at the close of business on September 24, 2009), with a significant presence both in Brazil and overseas.

Tempo is one of the principal companies in Brazil in the area of specialized healthcare services, dental treatment plans and healthcare management services. With a listing on the Novo Mercado, on June 30, 2009 Tempo reported a Paid In Capital Stock of R$534 million and net accumulated sales for the first half of more than R$350 million.  Included under Tempo’s umbrella are the companies of Gama Saúde, Odonto Empresas and USS – Assistências Especializadas, among others. This strategic initiative underlines Tempo’s confidence in the healthcare market as well as strengthening its position among leading benefits and insurance companies in the country.

In the next 90 days, Tempo and Itaú Seguros shall sign the definitive documentation detailing the rules established in the Memorandum of Understanding and shall with immediate effect submit the agreement for approval of the appropriate regulatory authorities, including the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar - ANS) and the Brazilian Anti-Trust Protection System (Sistema Brasileiro de Defesa da Concorrência -SBDC).

With this operation, Itaú Unibanco and Tempo reiterate their confidence in the future of Brazil at this time of important challenges in the economic environment and in the financial and insurance markets.

São Paulo, September 24, 2009

ITAÚ UNIBANCO HOLDING S.A. ALFREDO EGYDIO SETUBAL Investor Relations Officer	TEMPO PARTICIPAÇÕES S.A. CARLOS RODRIGO FORMIGARI CEO and Investor Relations Officer